EXHIBIT 99.6

PURCHASES BY FOSUN INTERNATIONAL OF FOCUS MEDIA ADSs

SINCE THE FILING OF AMENDMENT NO. 4 TO THE ORIGINAL 13D

Trade Date	Number of ADSs	Number of Underlying Ordinary Shares	Price Per ADS (excluding commissions) (US$ )
2009-2-6	82,021	410,105	7.7510
2009-2-11	107,833	539,165	7.6877
2009-2-12	162,900	814,500	7.5066
2009-2-13	143,955	719,775	7.5510
2009-2-17	410,000	2,050,000	7.1329
2009-2-18	478,188	2,390,940	7.0721
2009-2-19	1,040,000	5,200,000	7.2065